U. S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             WasteMasters, Inc.
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
             Series A Preferred Stock, par value $.01 per share

                      (Title of Class of Securities)


                               941071 10 2
                              (CUSIP Number)

                             Barry G. Roberts
                             General Counsel
                     Continental Investment Corporation
                                Suite 2545
                           1230 Peachtree Street
                       Atlanta, Georgia  30309-3400
                             (404) 888-0158
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            September 9, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of Rule 13d-(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                           CUSIP NO. 941071 10 2

 1.   Names of Reporting Person
      SS or ISA Identification Nos. of Above Person

            Continental Investment Corporation
            FEIN # 5B-0705228

 2.   Check the Appropriate box if a Member of a Group

            N/A                 (a) [ ]
                                (b) [ ]

 3.   SEC use only

 4.   Source of Funds

            OO

 5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

 6.   Citizenship or Place of Organization

            Georgia

Number of Shares         7.   Sole voting power
 beneficially
 owned by each                     4,500,000 Common Stock; 5,000,000 Series A
reporting person                   Preferred Stock
     with
                         8.   Shared voting power

                                   NONE

                         9.   Sole dispositive power

                                   4,500,000 Common Stock; 5,000,000 Series A
                                   Preferred Stock

                        10.   Shared dispositive power

                                   NONE

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            4,500,000 Common Stock; 5,000,000 Series A Preferred Stock

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.   Percent of Class Represented by Amount in Row (11)

            12.9% of issued Common Stock; 100.0% of issued Series A Preferred Stock

14.   Type of Reporting Person

            CO

                               SCHEDULE 13D

     This Statement on Schedule 13D constitutes a filing pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Act") by Continental Investment Corporation, a Georgia corporation.

ITEM 1. Security and Issuer.
----------------------------

     The Issuer to which this statement relates is WasteMasters, Inc., a Maryland corporation ("WasteMasters"), with an address of 1230 Peachtree Street N.E., Suite 2545, Atlanta, Georgia 30309. The class of securities to which this statement relates is the common stock, par value $0.01 per share ("Common Stock"), of WasteMasters, and Series "A" Preferred Stock, par value $0.01 per share ("Preferred Stock") of WasteMasters.

ITEM 2. Identity and Background.
--------------------------------

     (a), (b) and (c) This statement is filed by Continental Investment Corporation, a Georgia corporation ("Continental") with a principal business address and a principal office at 10254 Miller Road, Dallas, Texas 75238,
Attn: R. Dale Sterritt, Jr. The principal business of Continental is that of waste disposal. Continental has one wholly owned subsidiary which is in the business of waste disposal and the development of landfill operations and a second subsidiary in the business of developing and marketing fabric protection. The names, business addresses and present principal occupations or employments of executive officers and directors of Continental and the person ultimately controlling Continental are as follows:

        Name                    Address          Present Principal Occupation
---------------------      -----------------     ----------------------------
R. Dale Sterritt, Jr.      10254 Miller Road     Chairman, President and
Director                   Dallas, TX 75238      CEO of Continental

Robert D. Luna             10254 Miller Road     Secretary of Continental and
Director                   Dallas, TX 75238      Private Investor

Martin G. Blahitka         10254 Miller Road     Private Investor
Director                   Dallas, TX 75238

J. B. Morris               10254 Miller Road     President of WasteMasters,
Director                   Dallas, TX 75238      Inc.

Richard D. Sterritt,       P. O. Box 800846      President, Sterritt
Sr.                        Dallas, TX 75380      Properties, Inc.

     (d) and (e) During the last five years, neither Continental nor any other person described or identified in the preceding paragraph has (i) been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable.

ITEM 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     The consideration for the acquisition of the Common Stock and the Preferred Stock was the issuance by Continental of its common stock, par value $0.50 per share ("Continental Stock") pursuant to a Stock Issuance and Stock Purchase Agreement dated September 7, 1997 (the "Stock Agreement"). A summary of the transaction is as follows:

     (a) WasteMasters issued to Continental 4.5 million shares of its Common Stock and 5 million shares of its Series A Preferred Stock. Each share of Preferred Stock is entitled to one vote in any matter in which shareholders will vote, and is convertible into 5.1 shares of Common Stock.

     (b) In addition to issuing the shares of its stock, WasteMasters transferred to a subsidiary of Continental 100% of the issued and outstanding shares of the capital stock of Trantex, Inc., a Nevada corporation ("Trantex"), and 100% of the issued and outstanding shares of capital stock of WasteMasters of Georgia, Inc. ("WMG").

     (c) In payment for the issuance of the Common Stock and Preferred Stock to Continental, and for the transfer of the stock in Trantex and WMG, Continental has issued to WasteMasters 400,000 shares of Continental Stock and an option to purchase up to 100,000 shares of Continental Stock for a period of 5 years at an exercise price of $23 per share.

     (d)  A Warrant for the Purchase of Shares of Common Stock dated
August 29, 1997 was issued by WasteMasters which gives Continental the option, exercisable for two (2) years, to acquire up to 100 million shares of WasteMasters' Common Stock, in exchange for up to 1 million shares of Continental Stock.

ITEM 4. Purpose of Transaction.
-------------------------------

     The purpose of the transaction is for Continental to increase its participation in the waste industry by acquiring landfills owned by Trantex and WMG and by acquiring a substantial ownership interest in WasteMasters, Inc. WasteMasters has a wholly owned subsidiary, WasteMasters of South Carolina, Inc. ("WMSC"), which has a licensed landfill in Allendale, South Carolina.

     Shortly after the execution of the Stock Agreement, the Board of Directors of WasteMasters held a special meeting. The Board first removed the existing officers of WasteMasters, and elected as President and Secretary of WasteMasters the following individuals: J. B. Morris-President; G. Michael Lawshe-Secretary. The Board then authorized an increase in the Board from five members to seven members and elected two individuals to fill the two newly created positions. Then, three members of WasteMasters' Board resigned and three additional individuals were elected to WasteMasters' Board.

     A shareholders meeting of WasteMasters will be called in the near future to amend WasteMasters' Certificate of Incorporation to increase the authorized shares of capital stock to at least 200 million shares, of which 190 million shares would be common stock and 10 million shares would be Preferred Stock. In the event the shareholders approve such an increase in the authorized shares of Common Stock, Continental may then convert its Preferred Stock and may then exercise an option it has received as a result of this transaction pursuant to which, in exchange for up to 1 million shares of Continental common stock, it may acquire up to 100 million shares of common stock of WasteMasters.

     In the event Continental exercises all of its warrants and options, Continental will own approximately 81% of the then issued and outstanding shares of capital stock of WasteMasters on a fully diluted basis.

     Furthermore, in conjunction with the Stock Agreement, Continental obtained irrevocable proxies from the following individuals with respect to the following number of shares of common stock of WasteMasters:

                  Name                    # Shares
          ----------------------          ----------
          A. Leon Blaser, Ph.D.            1,445,743
          Julius W. Basham II              3,908,333
          Richard D. Masters               1,930,224
          Paul Williamson                    834,792
          Bruce Blaser                     1,239,077
                                           ---------
              Total                        9,358,169


     As a result of these transactions, five (5) individuals recommended by Continental are now on the Board of WasteMasters. As a result of these transactions, WasteMasters transferred to a subsidiary of Continental, 100% of the issued and outstanding shares of Trantex, Inc., which owns a landfill site in Kirksville, Missouri, and 100% of the issued and outstanding shares of WasteMasters of Georgia, Inc., which owns a landfill site in Walker County, Georgia.

ITEM 5. Interest in Securities of the Issuer.
---------------------------------------------

     (a)  See Boxes 11 and 13 of the cover page and see Items 3(a) and 3(d).

     (b)  See Boxes 7, 8, 9, and 10 of the cover page.

     (c) The following table set forth all transactions with respect to WasteMasters' common stock during the past sixty days by the Reporting Person (Continental):

 Reporting                                            $ Per
  Person        Transaction Date      # Shares        Share    Acquired From
--------------  -----------------   ---------------  -------   ------------
Continental     September 9, 1997   4.5 million       $0.23    WasteMasters
                                    Common Stock

Continental     September 9, 1997   5 million         $1.17    WasteMasters
                                    Preferred Stock


     (d)  N/A

     (e)  N/A

ITEM 6. Contracts, Arrangements, Understandings, or Relationships With
---------------------------------------------------------------------
        Respect to Securities of the Issuer.
        ------------------------------------

        N/A

ITEM 7. Material to be Filed as Exhibits.
-----------------------------------------

        Exhibit A Stock Issuance and Stock Purchase Agreement
        Exhibit B Warrant for the Purchase of Shares of Common Stock Exhibit C Irrevocable Proxies



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 19, 1997

                                CONTINENTAL INVESTMENT CORPORATION

                                By: /s/R. Dale Sterritt, Jr.
                                ------------------------------------
                                    R. Dale Sterritt, Jr., Chairman,
                                    President, and Chief Executive
                                    Officer